Exhibit 99.2(b)

Mutual of America Institutional Funds

Amendment to Bylaws

February 23, 2010

The Bylaws of Mutual of America Institutional Funds are hereby amended to insert a new Section 14 to Article II as follows:  “The Disinterested Director serving at any given time as Chair of the Audit Committee shall also be the Lead Director who shall preside at separate meetings of the Disinterested Directors, communicate concerns and issues raised by the Disinterested Directors to management and others as appropriate, preside at the annual Board Self-Assessment and whenever appropriate, shall be the spokesperson for the Disinterested Directors.”